Exhibit 99.1

MATERIAL CHANGE REPORT

Regulation 51-102 Respecting Continuous Disclosure Obligations

Form 51-102F3

ITEM 1 – NAME AND ADDRESS OF COMPANY

THERATECHNOLOGIES INC.

2310 Alfred-Nobel Boulevard

Montreal, Québec

Canada H4S 2B4

ITEM 2 – DATE OF MATERIAL CHANGE

May 20, 2014

ITEM 3 – NEWS RELEASE

A news release describing this material change was issued on May 20, 2014 on “Marketwire”. A copy of the news release is available on the SEDAR website at www.sedar.com.

ITEM 4 – SUMMARY OF MATERIAL CHANGE

On May 20, 2014, Theratechnologies Inc. (the “Corporation”) announced that it will be releasing additional limited supplies of the 2 mg/vial presentation of EGRIFTATM (tesamorelin for injection) in the early part of June.

The Corporation also announced that it continues with its plan to use the initial 1 mg/vial presentation, which was available in the first two years of marketing the product. Required documentation for the 1mg/vial presentation has been filed with the United States Food and Drug Administration (the “FDA”). The pre-production phase of the 1mg/vial has already started and the 1 mg/vial will be released later in the fall.

ITEM 5 – FULL DESCRIPTION OF MATERIAL CHANGE

5.1 Full description of material change

On May 20 2014, the Corporation announced that it will be releasing additional limited supplies of the 2 mg/vial presentation of EGRIFTATM (tesamorelin for injection) in the early part of June. This comes as a result of on-going communications with the FDA and a Corporation determination that there is a critical need to maintain the supply for existing patient use. This will allow the Corporation to help patients stay on therapy during the production stoppage.

The Corporation also announced that it continues with its plan to use the initial 1 mg/vial presentation, which was available in the first two years of marketing the product. Required documentation for the 1mg/vial presentation has been filed with the FDA. The pre-production phase of the 1mg/vial has already started and the 1 mg/vial will be released later in the fall. In the meantime, the distribution of the 2 mg/vial will be managed in collaboration with healthcare professionals and network of specialty pharmacies to allow current patients to continue receiving treatment until a steady supply of the 1 mg/vial is in place.

5.2 Disclosure for restructuring transactions

Not applicable.

ITEM 6 – RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 – OMITTED INFORMATION

Not applicable.

ITEM 8 – EXECUTIVE OFFICER

For further information, contact Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary of the Corporation at (514) 336-4804, ext. 288.

ITEM 9 – DATE OF REPORT

May 27, 2014.

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